News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Announces Fourth Quarter and Year End Results Conference Call

February 2, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced it will report the results of its fourth quarter and year ended November 30, 2011 before the market opens on February 22, 2012. A conference call will be held the next day on Thursday February 23, 2012 at 11:00 am PST (2:00 pm EST); it will also be carried on the Company’s website.

NovaGold will host a conference call and webcast
Thursday, February 23 at 11:00 am PST (2:00 pm EST)
Webcast: http://www.meetview.com/novagold/
North American callers: 1-866-212-4491
International callers: 1-416-800-1066

The following financial results for the fourth quarter and year ended November 30, 2011 are preliminary and unaudited. All amounts are in Canadian dollars unless otherwise stated.

As at November 30, 2011, the Company had a cash and cash equivalent balance of approximately $67 million.

For the year ended November 30, 2011, the Company recorded mineral property expenditures of approximately $23 million for the Galore Creek project and approximately $10 million for the Ambler project. The Company also funded approximately $22 million for its 50% share of the Donlin Gold project.

For the fourth quarter ended November 30, 2011, the Company recorded mineral property expenditures of approximately $12 million for the Galore Creek project and approximately $2 million for the Ambler project. The Company funded approximately $4 million for its 50% share of the Donlin Gold project in the fourth quarter.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its flagship property, Donlin Gold and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold exploration company. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold Project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek Project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold, through its wholly-owned subsidiary, NovaCopper Inc., also owns a 100% interest in the high-grade Ambler copper-zinc-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG.

NovaGold Resources Inc.

NovaGold Contact

Neil MacRae
Director, Investor Relations

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

# # #

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements relating to NovaGold’s future operating or financial performance, are forward-looking statements. Specifically, the preliminary financial information for the fourth quarter and year ended November 30, 2011 consist of forward-looking information. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Teck Resources and the Tahltan Nation for development of the Galore Creek property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in the capital and operating costs estimated in the prefeasibility study; fluctuations in metal prices and currency exchange rates; uncertainties and risks regarding the cost estimates and completion schedule for the proposed access tunnel and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

NovaGold Resources Inc.